Mail Stop 7010

      January 6, 2006

Michael F. Golden
President and Chief Executive Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, MA 01104

Re:	Smith & Wesson Holding Corporation
	Registration Statement on Form S-3
	Filed on December 22, 2005
	File No. 333-130634
   	Form 10-K/A for the fiscal year ended April 30, 2005
      Form 10-Q for the quarter ended October 31, 2005
      File No. 1-31552

Dear Mr. Golden:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 3
We are currently involved in numerous lawsuits, page 3

1. We note your response to comment 7 in our letter dated November
1,
2005 and your revised disclosure in the last sentence of the first paragraph of this risk factor. Please revise further to clarify the risk and explain what impact this would have on your company.

We face risks associated with international trade and currency exchange, page 8

2. We note your response to comment 9 in our letter dated November
1,
2005. Please tell us the names of the 50 countries where you sell your products. We may have further comment based on your response.

We are subject to national events, page 9

3. We note your response to comment 6 in our letter dated November
1,
2005.  Please revise to clarify the risk that your company faces.
Your disclosure here appears to focus primarily on the increased demand you have experienced since September 11, 2001.

Exhibit 5.1 -- Legal Opinion

4. Please have counsel revise to delete the term "substantive" in the first sentence of the second to last paragraph.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-
3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Robert Kant, Esq. (via facsimile 602/445-8100)
	Greenberg Traurig, LLP
	2375 East Camelback Road
	Phoenix, AZ 85016
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Michael F. Golden
Smith & Wesson Holding Corporation
January 6, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE